BTQ Technologies Corp. Partners with the Australian

Quantum Software Network to Advance Quantum Computing

and Security

VANCOUVER, BC, April 1, 2024 -- BTQ Technologies Inc. (the "Company" or "BTQ") (Cboe CA: BTQ, FSE: NG3, OTCQX: BTQQF), a global quantum technology company focused on securing mission critical networks, is pleased to announce its partnership with the newly incorporated Australian Quantum Software Network (AQSN), a not-for-profit organization dedicated to pioneering advancements in quantum software development in Australia.

As a partner organization, BTQ Technologies is collaborating with AQSN to develop open-source quantum computing software, including quantum compilers and resource estimators. These tools are essential for the advancement of quantum applications, particularly in the areas of quantum error correction, overlapping with BTQ's existing project QByte, and algorithms for quantum enhanced communications.

Dr. Gavin Brennen, BTQ's Quantum Information Advisor, has been appointed as co-director of the AQSN, alongside Associate Professor Simon Devitt from the University of Technology Sydney (UTS) and Professor Jingbo Wang from the University of Western Australia (UWA). This leadership trio is set to guide the AQSN towards becoming a pivotal entity in the global quantum landscape.

About Australian Quantum Software Network

The Australian Quantum Software Network (AQSN) links together researchers from universities, government, start-ups and corporations who are all at the forefront of research into quantum software and information. AQSN represents one of the largest collections of experts and technology pioneers in the world pushing forward the fundamental theory and software tools that will underpin the quantum economy of the 21st century. For more information please visit https://www.quantumsoftware.org.au/

About BTQ

BTQ was founded by a group of post-quantum cryptographers with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information:

E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither the NEO nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.